DAVIS POLK & WARDWELL
450 Lexington Avenue,
New York, New York 10017
212 450 4000

TIM Participações S.A.

December 22, 2006

VIA EDGAR SUBMISSION

Re:	TIM Participações S.A. Form 20-F for the Fiscal Year Ended December 31,
2005 Filed on May 16, 2006 (File No. 1-14491)

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

     TIM Participações S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated December 15, 2006 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

     The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants (Ernst & Young LLP). However, the Company believes that it will require an additional twenty business days to consider and respond fully to the Staff’s comments.

     Accordingly, on behalf of the Company, we respectfully request an extension of time to respond to the Comment Letter beyond the ten business days specified therein. The Company anticipates submitting to the Staff a response on or around January 22, 2007.

     We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 450-4345 or Nicholas Kronfeld at (212) 450-4950 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Benjamin McAdams
Benjamin McAdams Associate

cc:	Fabiano Gallo
TIM Participações S.A.

Nicholas Kronfeld
Davis Polk & Wardwell